SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Journal Register Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

481138105
(CUSIP Number)

     Robert M. Jelenic
Chairman and Chief Executive Officer
Journal Register Company
790 Township Line Road, Suite 300
Yardley, PA 19067
215-504-4200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       ☐

1.	Names of Reporting Persons.
I.R.S. Identification No. of above persons (entities only)

Robert M. Jelenic

2.	Check the Appropriate Box if a member of a group.	(a)	☐
		(b)	☐
_______________________________________________

3.	SEC Use Only.
_______________________________________________

4.	Source of funds.
SC

5.	Check Box if disclosure of legal proceedings is required pursuant to item 2(d)
or 2(e). ☐

6.	Citizenship or place of organization.
United States

	7.	Sole Voting Power.

		1,971,251

	8.	Shared Voting Power.
NUMBER OF
SHARES		0
BENEFICIALLY
OWNED BY
EACH	9.	Sole Dispositive Power.
REPORTING
PERSON WITH		1,971,251

	10.	Shared Dispositive Power.

		0

11.	Aggregate amount beneficially owned by each reporting person.
1,971,251

12.	Check Box if the Aggregate amount in Row (11) excludes certain shares.	☐

13.	Percent of class represented by amount in Row (11).
4.82%

14.	Type of reporting person.
IN

Item 1.	Security and Issuer.

This Schedule 13D/A relates to Common Stock, par value $0.01 per share (the
“Common Stock”) issued by Journal Register Company (the “Issuer”). The Issuer’s
principal executive office is located at 790 Township Line Road, Suite 300, Yardley,
Pennsylvania 19067.

Item 2.	Identity and Background.

(a) This Schedule 13D/A is being filed by Robert M. Jelenic (the
“Reporting Person”).

(b) The business address of the Reporting Person is 790 Township Line
Road, Suite 300, Yardley, PA 19067.

(c) The Reporting Person was the Chairman and Chief Executive Officer of the
Issuer through November 1, 2007.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States
of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The 1,971,251 shares of Common Stock beneficially owned by the Reporting Person include 416,251 shares of Common Stock and options to purchase 1,555,000 shares of Common Stock currently exercisable or exercisable within sixty (60) days hereof, in each case granted by the Issuer as compensation for the Reporting Person’s service as Chairman and Chief Executive Officer.

Item 4.	Purpose of Transaction.

No amendment

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 1,971,251 shares representing
4.82% of the Issuer’s outstanding Common Stock based on 39,364,278 shares of Common Stock outstanding as of March 20, 2008, as reported on the Issuer’s
Schedule 14A dated April 2, 2008 plus 1,555,000 presently exercisable stock options held by the Reporting Person for a total of 40,919,278 outstanding shares. The Reporting Person’s ownership includes 416,251 shares of Common
Stock held and 1,555,000 presently exercisable stock options. On May 1, 2008,
320,000 stock options expired. As a result, the Reporting Person no longer owns greater than 5% of the outstanding shares of the Common Stock and no further amendments to this Schedule 13D/A will be made.

(b) The Reporting Person has the sole power to vote and dispose of all 1,971,251 shares, including the stock options; however, the stock options may not be voted unless and until such stock options are exercised and such shares are issued.

(c) Transactions within the last 60 days: On May 1, 2008, 320,000 out of the money stock options held by the Reporting Person expired unexercised.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

See items 3, 4 and 5 above. The following table summarizes the terms of all options and restricted stock unit awards that the Issuer has granted, as of the date hereof, to the Reporting Person pursuant to the Issuer’s Amended and Restated 1997 Stock
Incentive Plan. Pursuant to the Separation Agreement, the RSUs vested on
November 1, 2007 and are therefore included in the number of shares beneficially owned by the Reporting Person.

Stock Options (Right to Buy Common Stock of the Issuer):
Date of Grant	No. of Shares Underlying Option	Exercise Price	Vesting Schedule
5/19/2005	110,000	16.9500	Fully vested
5/19/2004	100,000	19.4000	Fully vested
5/01/2003	210,000	17.5500	Fully vested
50/1/2002	250,000	21.6700	Fully vested
5/01/2001	245,000	15.8250	Fully vested
5/01/2000	320,000	14.6250	Fully vested
5/03/1999	320,000	14.7188	Fully vested
5/01/1998	320,000	22.5000	Expired
5/20/1997	322,917	21.0000	Expired

Restricted Stock Units:

Date of Grant	No. of Units	Vesting Schedule
5/19/2005	35,000	(1)
6/1/2006	70,000	(1)
6/1/2007	87,500	(1)

(1)	As noted in Item 4, above, vesting for the RSUs was accelerated on November 1, 2007 pursuant to the Separation Agreement.

Item 7.	Material to be Filed as Exhibits.

	7.01	Separation Agreement with the Reporting Person dated October 12, 2007, (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 15, 2007).

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2008	/s/ Robert M. Jelenic
Name: Robert M. Jelenic

EXHIBIT INDEX

7.01	Separation Agreement with the Reporting Person dated October 12, 2007, (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 15, 2007).